UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             -----------------

                              AMENDMENT NO. 8
                                    TO
                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             AMENDMENT NO. 11
                                    TO
                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)

                           EMERITUS CORPORATION
                                   and
                                EMAC CORP.
                                 (Bidder)


                   Common Stock, No Par Value Per Share
              (Including the Preferred Share Purchase Rights)
                      (Title of Class of Securities)

                             -----------------

                                 00204C107
                              (CUSIP Number)


                           Raymond R. Brandstrom
                           Emeritus Corporation
                            3131 Elliot Avenue
                                 Suite 500
                        Seattle, Washington  98121
                         Telephone: (206) 298-2909
   (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                 Copies to:

  Phillip R. Mills, Esq.                    Michael Stansbury, Esq.
  Davis Polk & Wardwell                           Perkins Coie
  450 Lexington Avenue                        1201 Third Avenue
 New York, New York 10017                          Suite 4000
 Telephone: (212) 450-4000                  Seattle, Washington 98101
                                            Telephone: (206) 583-8888


                             -----------------

                             December 19, 1997
  (Date Tender Offer First Published, Sent or Given to Security Holders)


CUSIP No. 00204C107


1             NAMES OF REPORTING PERSONS

              Emeritus Corporation

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                                 (b) [ ]
3             SEC USE ONLY

4             SOURCE OF FUNDS

              OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              WA

7             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              1,077,200

8             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                [X]

9             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              6.8%

10            TYPE OF REPORTING PERSON

              CO




CUSIP No. 00204C107

1             NAMES OF REPORTING PERSONS

              EMAC Corp.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                                 (b) [ ]
3             SEC USE ONLY

4             SOURCE OF FUNDS

              OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DE

7             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              1,077,200

8             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                [X]

9             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              6.8%

10            TYPE OF REPORTING PERSON

              CO



               This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Statement. This Amendment No. 8 constitutes Amendment No. 11 to the Report on Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 10.  Additional Information.

               (e) On January 22, 1998, in the federal court action, the U.S. Court of Appeals for the Ninth Circuit vacated the stay order issued by the U.S. District Court for the Central District of California, Southern Division, and remanded the matter to the U.S. District Court for further proceedings. The Ninth Circuit's memorandum is attached hereto as Exhibit (g)(11).

               On January 22, 1998, in the federal court action, the U.S. District Court issued a civil minute order vacating its prior order staying proceedings and ordering ARV to file its Reply Brief in Support of its Motion for Preliminary Injunction by January 26, 1998. The District Court's order is attached hereto as Exhibit (g)(12).

               On January 23, 1998, in the state court action, the state court judge postponed until 2:00 p.m. pacific time Monday, January 26, 1998, the hearing on Emeritus' motion for a preliminary injunction and ARV's and the ARV Board's Demurrer.

               Item 11.  Material to be Filed as Exhibits

               (g)(11) Memorandum entered on January 22, 1998 in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation, U.S. Court of Appeals for the Ninth Circuit, Appeal No. 98-55118, District Court Case No. SA-CV-98-9-LHM (EEx).

               (g)(12) Minute Order entered on January 22, 1998 in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation, U.S. District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 1998

                                    EMERITUS CORPORATION


                                    By:     /s/ Raymond R. Brandstrom
                                       --------------------------------------
                                        Name: Raymond R. Brandstrom
                                        Title: President

                                    EMAC CORP.


                                    By:     /s/ Raymond R. Brandstrom
                                       --------------------------------------
                                        Name: Raymond R. Brandstrom
                                        Title: President